January 17, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

       Re: WeShop Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted December 23, 2024
           CIK No. 0002048271
Dear Paul Ellerbeck:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise your prospectus cover page and elsewhere throughout your registration statement as appropriate to identify each shareholder with which the company has coordinated to sell the holders' shares. Additionally, disclose whether all or a portion
       (identifying the portion, if applicable) of shares held by the Registered Shareholders may be freely sold upon effectiveness of the registration statement, as well as the number of shares that may be freely sold in reliance on an exemption from registration
 January 17, 2025
Page 2

       such as Rule 144.
2. Please revise your disclosure here and in your "Plan of Distribution" section to clarify whether the company will be involved in the price-setting and plan of distribution. We note your statements that "[t]he Registered Shareholders will not be involved in
       Nasdaq   s price-setting mechanism..."
Overview, page 1

3. Revise your disclosure here and in your Business section to discuss the challenges, including competition and competitors, you face with an eye towards balancing your discussion of your competitive strengths, value proposition and discussion of both anticipated revenue and user growth.
Prospectus Summary, page 1

4.     Please revise your disclosure here and elsewhere throughout your prospectus, as
       appropriate, with an eye towards minimizing marketing and/or promotional language and to provide disclosure focused on your business, including your operations, sources, and revenue, this offering, and the specific industry in which you operate.
       Additionally, throughout your prospectus, provide appropriate context for the source of third-party statements, such as data or other narrative statements attributed to the
       Edelman Trust Barometer and Boston Consulting Group, for example, by including a reference to a specific report or other publication and the associated date.
Implications of Being an Emerging Growth and a Smaller Reporting Company, page
6

5. A foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules designated for domestic issuers. You filed on Form F-1. Please revise to remove reference to yourself as a smaller reporting company throughout the filing. Refer to Instruction 2 to the definition of smaller reporting company at Item 10(f) of Regulation S-K.
Summary Consolidated Financial Data, page 7

6. Please revise the formatting of the table as it currently shows no net revenues.
Risk Factors
The direct listing process differs from an initial public offering..., page 15

7. Please revise your risk factor here and your disclosure elsewhere as appropriate to briefly discuss Regulation M and associated risks in connection with the pricing of the offering through the completion of the distribution of the ordinary shares being offered here. We note your statement on the cover page and the Plan of Distribution section regarding the Advisor exercising any consultation rights only to the extent it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M.
 January 17, 2025
Page 3
You may be diluted by future issuances of preferred stock or additional ordinary shares..., page 18

8. Revise this risk factor to address potential dilution by additional issuances of shares pursuant to your Shareback program.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 26

9.     Revise your disclosure here and elsewhere as appropriate to briefly expand your
       discussion of your "invitation-based Pilot" that generated sales to your retail partners
       of over   100 million and concluded in November 2024, including whether social
       media influencers or other parties were incentivized and, if so, how or who and how were users otherwise invited or incentivized to use your platform.
10. Expand your discussion here and elsewhere as appropriate, for example in your
       Prospectus Summary and Business sections, to account for and make consistent and clear the role and position of affiliate networks in your business activities and revenue generation. We note that elsewhere throughout your disclosure you discuss your revenue streams as (i) affiliate revenue or (ii) advertising, implying that revenues are not directly tied to retailers. Additionally, you disclose elsewhere that retailers enroll in WeShop services through affiliate networks. We note your disclosure under "How
       We Generate Revenue" on page 26.
Continuing Impacts of Macroeconomic Conditions, page 28

11. Here you state that "continuing impact from recent macroeconomic conditions has created significant volatility, uncertainty, and economic disruption," to both broader economies as well as continuing to impact your results of operations and overall financial performance. Please revise to identify and describe the macroeconomic conditions you reference. Please also revise your Risk Factors section to provide a risk factor discussing this topic and the risks and potential adverse affects to your results of operations, financial condition etc.
Key Factors Affecting our Performance
Monetization, page 28

12. Please revise to briefly expand your discussion of what constitutes a "social interaction." We note that you state that you achieved 150,000 social interactions during your Pilot program and that this appears to be foundational to
       monetization and revenue generation.
Business, page 36

13. Please revise this section, and elsewhere throughout your prospectus, to limit the use of repetitive disclosure focused on the promotional narrative of your business as well as business jargon, testimonials, marketing and/or promotional language.
14. We note that your Glossary of Terms includes terms associated with the measurement of business performance, growth and profitability, including for example "conversion rate" and "Click-Through-Rate (CTR)." Additionally, your business appears to be dependent on attracting and retaining users, and you state on page 27 that you assess
 January 17, 2025
Page 4

       both year over year and quarter over quarter growth of new users and user activity.
       Please revise your disclosure to incorporate these terms and disclose associated figures (e.g., percentage or number of users) into your discussion in the appropriate sections so that investors can better understand your business. We note your disclosure on page 42, including the bullet points laying out certain results achieved during your Pilot program.
Overview
Choice - Shopping from Top Retailers, page 44

15. We note that you disclose here and throughout your prospectus that you "partner" with over 500 UK retailers. Expand your discussion to describe clearly and concisely the nature of your partnerships with these retailers, as your disclosure elsewhere describes your relationships with retailers as mediated by, or originating with, affiliate networks, not as independent relationships with you. Clarify whether you enter into contracts with retailers and summarize the material terms of any standard contracts.
       You also state that for the year ended December 31, 2023, there were a total of two customers who accounted for approximately 80% of revenues. Clarify whether you have any agreements with those customers, and if so, describe the material terms of those agreements and file them as exhibits to the registration statement.
How to Earn WePoints, page 57

16. Please revise your disclosure here and elsewhere throughout your prospectus to provide more detail regarding your Shareback program. For example, we note your disclosure discussing how each retailer has a different Shareback rate. Please revise to provide additional detail regarding how this rate is determined, such as whether this is determined by user behavior, retailer or affiliate network incentive, or some other method internal to you, as well as how this rate may be tied to how you market and promote certain retailers and/or products. Further, please explain in greater detail and by way of specific example, as appropriate, the process by which WePoints are converted to WeShares. Clarify how you determine how many shares users will receive and the timeline for the process. We note your disclosure regarding a $1,000 spend/month conversion to $10 worth of WePoints, for example. However, it is unclear how the number of shares are determined when this is then "converted to shares in WeShop" and whether this will be tied to your trading price upon direct listing or some other method.
Community Success Story: Salford City FC, page 63

17. We note that this subsection provides a description of a variation on your revenue generating activities and users, (i.e., partnering with a non-retailer third party to drive sales with the third party receiving a referral bonus of 2.5% of the spend in the form of WePoints). Please briefly revise and expand your disclosure throughout your prospectus to account for user relationships that extend beyond individual users.
 January 17, 2025
Page 5
Creator Success Story: Lauren Elizabeth, page 66

18. Please revise to provide graphics that are easily legible, including here.
       Further, provide a brief, narrative disclosure adding appropriate context as to what each graphic represents in relation to your platform, business generally or otherwise.
Why Investors Come to WeShop, page 68

19. We note your disclosure that "the cost of user acquisition is effectively borne by the founders via the Trust where approximately 45% of the Company will have been placed. There is no cash cost to WeShop to reward the community for their various transactional behaviors." Revise to clarify that holders of your shares will still face dilution when shares are issued pursuant to the Shareback program and that you account for the issuances in your cost of sales.
Executive and Director Compensation, page 79

20. We note that your exhibit index includes a placeholder for Exhibit 10.1 the 2025
       Equity Incentive Plan. Please revise your disclosure where appropriate to discuss this compensatory plan. In addition, revise to disclose the information required by Item
       6.B. of Form 20-F.
Related Party Transactions, page 81

21. Please revise to name the specific related parties, whether individuals or entities, and describe their relationship with you. Further, revise to disclose and describe the related party transaction with an entity engaged in marketing services described on page 30. We note your disclosure regarding transactions with a strategic consulting company in August 2023. If true, please make clear here and elsewhere throughout your disclosure that this involves the same named parties and services. Additionally, we note that your disclosure in the Glossary of Terms that a "Founder" means a
       "[c]ollective group of people who intend to gift shares of WeShop into a special purpose trust for the purpose of transferring them to users in the WeShop community." Revise accordingly to account for and describe this transaction, including share amounts and individuals and/or entities involved. Principal Shareholders, page 82

22. For each entity listed in the tabular disclosure here, identify the natural person(s) with voting and/or dispositive control over the shares held. To the extent any such natural persons have had a position, office, or other material relationship with the registrant or any of its predecessors or affiliates within the past three years, disclose the nature of such relationship. Additionally, provide the address of the beneficial owners in accordance with Item 7.A. of Form 20-F.
23. Please revise your table to remove the far right column titled "Percent of Shares
       Beneficially Owned Assuming Full Exercise of Underwriters' Option to Purchase" as
       this is a direct listing that does not involve underwriters.
 January 17, 2025
Page 6
Plan of Distribution, page 96

24. Please revise to disclose the time period for which this registration statement will remain effective (e.g., reasonable best efforts to keep the registration statement effective for sufficient time for identified shareholders to sell). Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

25. Weighted average shares for the year ended December 31, 2022 does not appear to retroactively reflect the reverse stock split. Please revise or explain how your current presentation is correct.
Notes to the Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

26. We note that you are authorized to collect consideration from the buyer and remit net consideration to the seller to facilitate the processing of the confirmed purchase transaction. Please clarify for us if you actually do process and collect consideration from buyers on the platform and remit the consideration net of your commission earned to the seller. If so, please further clarify for us how accrued income arises if you are collecting the consideration.
27. Please disclose whether your customer is an affiliate or accounting owner.
Note 4. Asset Acquisition, page F-14

28. We note in the transaction with Boanerges you acquired brand name and relationships. However, you also state that substantially all of the fair value of the
       gross assets acquired was concentrated in the finite-lived developed technology.
       Please tell in further detail the nature of the developed technology acquired.
       Additionally, please tell us how the brand name and relationships were accounted for at acquisition and are how they are accounted for in the periods presented.
Note 9 - Related Parties, page F-16

29. Please revise to disclose the dates and amounts received and repaid. In this regard, we are unable to reconcile the current disclosure to the Consolidated Statements of Cash
       Flows.
Note 10 - Share Based Compensation
Shareback Incentive Program, page F-17

30. Please tell us and revise to disclose how you account for "WePoints" earned prior to them being converted into shares. In doing so, address how you account for
       "WePoints" awarded that have a value less than the fair value of a share. Additionally, please clarify in further detail how you account for the conversion of "WePoints" into
       "WeShop Shares" Please provide a numerical example as appropriate. January 17, 2025
Page 7
31. Please revise to clarify what is meant by your statement, "in the first instance."
32. Please revise to provide more detailed disclosure regarding when a Contingent Share is awarded. For example, refer to your disclosure regarding earning WePoints on page
       viii in your definition of WePoint.
33. In addition to the comments above, please refer to ASC 718-10-50 and revise to provide applicable required disclosure for the shareback incentive program.
Share-Based Compensation Valuation Assumptions, page F-19

34. Please disclose how you estimate the fair value of your ordinary shares and the fair value(s) used in your grants.
General

35. Include a separate section to provide the disclosure required by Item 9.D. of Form 20-
       F with respect to the Registered Shareholders.
36. We note that you have applied to list your Ordinary Shares on the Nasdaq Capital
       Market. Please tell us the listing standard you intend to rely upon in listing your
       Ordinary Shares and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders (to include risks regarding continued
       compliance and any affects on your business). Lastly, please confirm that you have initiated discussions with Nasdaq regarding listing approval.
37. Revise your disclosure throughout your registration statement as appropriate to discuss, if true, your status as a controlled company. We note your disclosure on page
       6 under "Risks Associated with our Business and Owning Our Ordinary Shares" that there is a risk associated with "the substantial control our founders have and will continue to have over our business due to the concentration of voting power among them." Additionally, we note your disclosure in the "Principal Shareholders" section on page 82. To the extent you are a controlled company, revise your disclosure throughout your prospectus to state the same, provide the basis in Nasdaq rules and a brief summary of this status and how it may impact non-controlling shareholders as well as whether you intend to take advantage of the exemptions from corporate governance requirements that are available to you as a controlled company. Lastly, please revise and expand your risk factor on page 20 beginning "Our management principal shareholders own a significant percentage of our stock..." accordingly.
38. Please provide us with your legal analysis as to whether the issuance of shares pursuant to your Shareback program as described in the prospectus constitutes a sale or distribution for value within the meaning of Section 2(a)(3) of the Securities Act.
39. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 January 17, 2025
Page 8

        Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services